Echo Global Logistics, Inc.

600 West Chicago Avenue

Suite 725

Chicago, IL 60654

June 2, 2021

VIA EDGAR

Kimberly Calder

Diane Fritz

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Echo Global Logistics, Inc.

Form 10-K for the Year Ended December 31, 2020

File No. 001-34470

Dear Ms. Calder and Ms. Fritz:

On behalf of Echo Global Logistics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 21, 2021 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 21

Comment No. 1:

In your correspondence dated December 15, 2020, your response to comment 4 states you will present non- GAAP financial measures separately and in a manner not resembling a full consolidated statement of operations. We note that your consolidated statements of operations data presentation appears to show a full profit and loss statement including the non-GAAP measure adjusted gross profit. Revise your disclosure to comply with your prior response. Also, note that all reconciliations of adjusted gross profit should be to GAAP-basis gross profit rather than revenue. Refer to Items 10(e)(1)(i)(B) and (ii)(C) of Regulation S-K.

Response:

The Company respectfully advises the Staff that in future filings the Company will revise its disclosures to not include adjusted gross profit in its consolidated statement of operations data presentation. The Company also respectfully advises the Staff that in future filings any reconciliations of adjusted gross profit will be to GAAP-basis gross profit rather than revenue. The Company respectfully submits as Exhibit A attached hereto a revised presentation of Management’s Discussion and Analysis of Financial Condition and Results of Operations reflecting the nature of the disclosure of adjusted gross profit that the Company will make in future filings.

Comparison of Years Ended December 31, 2020 and 2019

Adjusted Gross Profit, page 26

Comment No. 2:

In your correspondence dated December 15, 2020, your response to comment 2 states that you will reconcile adjusted gross profit margin to GAAP-basis gross profit margin and your response to comment 5 states that you will give equal prominence to both GAAP and non-GAAP measures of profitability. Please revise your presentation of adjusted gross margin to comply with your prior responses. Refer to Items 10(e)(1)(i)(A) and (B) of Regulation S-K.

Response:

The Company respectfully advises the Staff that in future filings it will reconcile adjusted gross profit and adjusted gross profit margin to GAAP-basis gross profit and gross profit margin, respectively. The Company also respectfully advises the Staff that in such filing, it will give equal prominence to both GAAP and no-GAAP measures of profitability. Exhibit A attached hereto presents a revised presentation of Management’s Discussion and Analysis of Financial Condition and Results of Operations reflecting the nature of the disclosure of adjusted gross profit and adjusted gross profit margin that the Company will make in future filings.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 676-4584

Respectfully submitted,

/s/ Peter Rogers

Peter Rogers

cc:                                Steven J. Gavin, Winston & Strawn LLP

2

EXHIBIT A

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading provider of technology-enabled transportation and supply chain management solutions. We utilize a proprietary technology platform to compile and analyze data from our multi-modal network of transportation providers to satisfy the transportation and logistics needs of our clients. This model enables us to quickly adapt to and offer efficient and cost-effective solutions for our clients’ shipping needs. We focus primarily on arranging transportation by truckload (“TL”) and less than truckload (“LTL”) carriers. We also offer intermodal (which involves moving a shipment by rail and truck), small parcel, domestic air, expedited and international transportation services. Our core logistics services include carrier selection, dispatch, load management and tracking.

We procure transportation and provide logistics services for clients across a wide range of industries, such as manufacturing, construction, food and beverage, consumer products and retail. Our clients fall into two categories, Transactional and Managed Transportation. We provide brokerage and transportation management services to our Transactional clients on a shipment-by-shipment basis, typically with individual, or spot market pricing. We typically enter into multi-year contracts with our Managed Transportation clients, which are often on an exclusive basis for a specific transportation mode or point of origin. As part of our value proposition, we also provide core logistics services to these clients.

COVID-19 spread throughout the United States, including in the regions and communities in which we operate. In response to the pandemic, government authorities have imposed mandatory closures, work-from-home orders and social distancing protocols. Our employees were able to move to remote working as necessary with minimal business interruption in response to these orders and protocols.

These responsive measures have severely disrupted economic and commercial activity tied to the production and sale of goods, which have impacted supply chains and routes, and, as a result, transportation and supply chain companies such as ours have experienced uncertainty and volatility. While these disruptions did not have a significant impact on our results as of December 31, 2020, we are closely monitoring the impact of the COVID-19 global outbreak, and there remains significant uncertainty related to the public health situation globally. Although we can not predict the magnitude, it is possible that there is a period of decreased volumes and revenue and possible adverse effects on our operating results.

This section of this Form 10-K generally discusses 2020 and 2019 items and year-to-year comparisons between 2020 and 2019. Discussions of 2018 items and year-to-year comparisons between 2019 and 2018 that are not included in this Form 10-K can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC on February 28, 2020, and which is incorporated by reference herein

Non-GAAP Financial Measures

Adjusted gross profit and adjusted gross profit margin are non-GAAP measures used by management in its financial and operational decision-making and evaluation of overall operating performance. Adjusted gross profit is calculated as gross profit adjusted to exclude internal use software depreciation. It also represents revenue minus transportation costs. Adjusted gross profit margin is adjusted gross profit divided by revenue. Adjusted gross profit and adjusted gross profit margin are non-GAAP measures of profitability and are useful measures of the Company’s ability to profitably source and sell transportation services for which the freight is transported by third-party carriers. Management considers these measures to be important performance measurements of our success in the marketplace. Adjusted gross profit and adjusted gross profit margin may be different from similar measures used by other companies. Adjusted gross profit and adjusted gross profit margin should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP. Below are reconciliations of adjusted gross profit to gross profit, the most directly comparable GAAP measure, and adjusted gross profit margin to gross profit margin, the most directly comparable GAAP measure.

	Year ended December 31,
	2020	2019	2018
	($ in thousands)
Revenue	$2,511,515	$2,184,977	$2,439,701
Transportation costs	2,118,316	1,798,944	2,019,337
Internal use software depreciation	19,083	17,886	14,973
Gross profit	374,115	368,147	405,391
Gross profit margin	14.9%	16.8%	16.6%
Add: Internal use software depreciation	19,083	17,886	14,973
Adjusted gross profit	$393,199	$386,033	$420,363
Adjusted gross profit margin	15.7%	17.7%	17.2%

Note: Amounts may not foot due to rounding.

Results of Operations

The following table represents certain results of operations data:

	Year Ended December 31,
	2020	2019	2018
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$2,511,515	$2,184,977	$2,439,701
Transportation costs (excludes internal use software depreciation)(1)	2,118,316	1,798,944	2,019,337
Operating expenses:
Commissions	118,203	116,959	126,822
Selling, general and administrative expenses	207,454	195,120	202,928
Contingent consideration (benefit) expense	(447)	1,050	410
Depreciation and amortization	38,492	38,387	36,638
Total operating expenses	363,701	351,516	366,798
Income from operations	29,497	34,517	53,566
Interest expense	(5,990)	(12,639)	(15,546)
Income before provision for income taxes	23,508	21,878	38,020
Income tax expense	(7,675)	(7,032)	(9,296)
Net income	$15,832	$14,846	$28,723
Earnings per common share:
Basic	$0.61	$0.56	$1.04
Diluted	$0.60	$0.55	$1.03
Shares used in per share calculations (in thousands):
Basic	25,963	26,682	27,598
Diluted	26,353	26,823	27,922

Note: Amounts may not foot due to rounding.

(1)         Transportation costs exclude internal use software depreciation of $19.1 million, $17.9 million, and $15.0 million for years ended December 31, 2020, 2019, and 2018, respectively. Internal use software depreciation is included in depreciation expense on the consolidated statements of operations.

Revenue

We generate revenue through the sale of brokerage and transportation management services to our clients. For our brokerage and transportation management services, revenue is recognized as the client’s shipment travels from origin to destination by a third-party carrier. Our revenue was $2.5 billion and $2.2 billion for the years ended December 31, 2020 and 2019, respectively, reflecting a 14.9% increase in 2020.

Our revenue is generated from two different types of clients: Transactional and Managed Transportation. Most of our clients are categorized as Transactional. We provide services to our Transactional clients on a shipment-by-shipment basis. We categorize a client as a Managed Transportation client if we have a contract with the client for the provision of services on a recurring basis. Our contracts with Managed Transportation clients typically have a multi-year term and are often on an exclusive basis for a specific transportation mode or point of origin. In several cases, we provide substantially all of a client’s transportation and logistics requirements. On a per client basis, our Managed Transportation relationships typically generate higher dollar amounts and volume than our Transactional relationships. In both 2020 and 2019, Transactional clients accounted for 77.1% of our revenue, and Managed Transportation clients accounted for 22.9% of our revenue. We expect to continue to expand both our Transactional and Managed Transportation client base in the future, although the rate of growth for each type of client will vary depending on opportunities in the marketplace.

Revenue recognized per shipment will vary depending on the transportation mode, fuel prices, shipment weight, density and mileage of the product shipped. The primary shipment modes that we transact in are TL and LTL. Other transportation modes include intermodal, small parcel, domestic air, expedited and international. Material shifts in the percentage of our revenue by transportation mode could have a significant impact on our revenue growth. In 2020, TL accounted for 70.0% of our revenue, LTL accounted for 26.3% of our revenue and other transportation modes accounted for 3.8% of our revenue. In 2019, TL accounted for 65.8% of our revenue, LTL accounted for 29.6% of our revenue and other transportation modes accounted for 4.6% of our revenue.

The transportation industry has historically been subject to seasonal sales fluctuations as shipments generally are lower during and after the winter holiday season because many companies ship goods and stock inventories prior to the winter holiday season. While we experience some seasonality, differences in our revenue between periods have been driven primarily by growth in our client base.

Transportation costs

We act primarily as a service provider to add value and expertise in the procurement and execution of brokerage and transportation management services for our clients. Our pricing structure is primarily variable, although we have entered into a limited number of fixed-fee arrangements that represent an insignificant portion of our revenue. Our transportation costs consist primarily of the direct cost of transportation paid to the carrier.

Gross profit and Adjusted gross profit

Gross profit was $374.1 million in 2020, an increase of 1.6% from $368.1 million in 2019 as the impact of higher revenue was largely offset by increases in transportation costs and internal use software depreciation. In 2020 and 2019, our adjusted gross profit was $393.2 million and $386.0 million, respectively, reflecting an increase of 1.9% in 2020. Adjusted gross profit is a non-GAAP measure of profitability equal to gross profit adjusted to exclude internal use software depreciation. It also represents revenue minus transportation costs. Adjusted gross profit margin is calculated as adjusted gross profit (as previously defined) divided by revenue.

Adjusted gross profit is a non-GAAP measure and is a useful measure of the Company’s ability to profitably source and sell transportation services for which the freight is transported by third-party carriers. As such, discussion of the Company’s results and its profitability of operations often center on changes in its adjusted gross profit. Management considers this measure to be an important performance measurement of our success in the marketplace. Our transportation costs are typically lower for an LTL shipment than for a TL shipment, while our adjusted gross profit margin is typically higher for an LTL shipment than for a TL shipment. Material shifts in the percentage of our revenue by transportation mode could have a significant impact on our adjusted gross profit. The discussion of our results of operations below focuses on changes in our expenses as a percentage of adjusted gross profit. See the “Non-GAAP financial measures” in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Comparison of years ended December 31, 2020 and 2019

Revenue

Revenue was $2.5 billion in 2020, an increase of 14.9% from $2.2 billion in 2019. The increase in revenue was primarily attributable to a 9.3% increase in revenue per shipment, along with an increase of 5.2% in volume.

Revenue from Transactional clients was $1.9 billion in 2020, an increase of 14.9% from $1.7 billion in 2019. The increase in Transactional revenue was driven by an increase in TL revenue per shipment and an increase in both TL and LTL volume. Revenue from Transactional clients was 77.1% of our revenue in 2020 and 2019.

Revenue from Managed Transportation clients was $574.8 million in 2020, an increase of 14.9% from $500.1 million in 2019. The increase in Managed Transportation revenue was driven by an increase in TL revenue per shipment and an increase in both TL and LTL volume, partially offset by a decrease in revenue per shipment in the LTL mode. Revenue from Managed Transportation clients was 22.9% of our revenue for 2020 and 2019.

Transportation costs

Transportation costs were $2.1 billion in 2020, an increase of 17.8% from $1.8 billion in 2019. Our transportation costs as a percentage of revenue increased to 84.3% in 2020 from 82.3% in 2019. The 12.0% increase in carrier rates per shipment and the 5.2% increase in total number of shipments drove the increase in our transportation costs year over year.

Gross profit and Adjusted gross profit

Gross profit was $374.1 million in 2020, an increase of 1.6% from $368.1 million in 2019 as the impact of higher revenue was largely offset by increases in transportation costs and internal use software depreciation. Adjusted gross profit was $393.2 million in 2020, an increase of 1.9% from $386.0 million in 2019. The increase in adjusted gross profit was primarily driven by an increase of 5.2% in the total number of shipments, partially offset by a decrease of 3.2% in adjusted gross profit per shipment. Adjusted gross profit margins decreased to 15.7% in 2020 from 17.7% in 2019 due to lower TL and LTL margins attributable to higher transportation costs.